EXHIBIT 99.1

ASM International N.V.

ASM International announces Results of Annual General Meeting of

Shareholders

ALMERE, the Netherlands, May 15, 2009 –ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM), today announced the results of its Annual General Meeting of Shareholders held on May 14, 2009 in the Netherlands.

In line with the ASMI Boards’ recommendations as put forward in the Company’s proxy statement, shareholders approved all proposals voted on at the Annual Meeting.

The main resolutions were as follows:

The financial statements for fiscal year 2008 were adopted.

Shareholders were asked to relieve both the Management and Supervisory Boards from liability related to the performance of their duties during 2008. This agenda item is in accordance with Dutch corporate practice. This relief was duly granted by the AGM.

Mr. Gert-Jan Kramer and Mr. Jan C. Lobbezoo were appointed members of the Supervisory Board for a four-year period. Mr. Kramer will succeed Mr. Paul van den Hoek as Chairman of the Supervisory Board. Mr. Lobbezoo will be chairing the Audit Committee.

The Annual Meeting resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

Phone: + 31 88 100 8500

GSM: +31 653 492 120

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Media contact:

Charles Huijskens

+31 20 6855 955

Mobile: +31 653 105072

charles@huijskens-istha.nl

Ian Bickerton

+31 20 6855 955

Mobile: +31 625 018 512

Ian@huijskens-istha.nl